FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly Listed Company
CORPORATE TAXPAYERS’ ENROLLMENT NUMBER 47.508.411/0001 -56
NIRE 35.300.089.901

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON SEPTEMBER 21, 2009

1. DATE, TIME and PLACE: The meeting was held on September 21, 2009, at 5 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), located at Avenida Brigadeiro Luís Antônio, 3142, in the City and State of São Paulo.

2. CALL NOTICE: A Call Notice was published in the ”Diário Oficial do Estado de São Paulo Empresarial” on September 04, 05 and 09, 2009, on pages, 11, 7 and 7, respectively, and in the Valor Econômico newspaper on September 04, 08 and 09, 2009, on pages B7, B11, and B7 respectively.

3. QUORUM: Shareholders representing over two-thirds of voting stock, in accordance with the signatures found in the respective Shareholders’ Attendance Book, and thus it was evidenced that there was a legal quorum in order to hold the Meeting.

4. THE PRESIDING BOARD: Chairman: Abilio dos Santos Diniz, Secretary: André Haddad Rizk.

5. AGENDA: (a) Ratification of the Company’s capital increase resolved on the Extraordinary General Meeting of July 6, 2009, for the total amount of R$664,361,840.00, upon issue of 16,609,046 Class B preferred shares; and (b) Consolidation of the Company’s By-Laws.

6. RESOLUTIONS: The Shareholders’ Meeting unanimously voted, with the abstention of those legally barred:

6.1 Ratification of the Company’s capital increase resolved on the Extraordinary General Meeting of July 6, 2009, for the total amount of R$664,361,840.00 (six hundred and sixty-four million, three hundred and sixty-one thousand, eight hundred and forty Reais), upon issue of 16,609,046 (sixteen million, six hundred and nine thousand, forty-six) Class B preferred shares at the issue price of R$40.00 per share, defined according to item I, paragraph 1, article 170 of Law 6,404/76. Due to the resolution approved, The Company’s Capital Stock increased from R$ 4,700,050,375.55 (four billion, seven hundred million, fifty thousand, three hundred and seventy-five Reais and fifty-five centavos) to R$ 5,364,412,215.55 (five billion, three hundred and sixty-four million, four hundred and twelve thousand, two hundred and fifteen Reais and fifty-five centavos), so caput of article 4 of the Company’s By-Laws will be in effect considering the wording:

“ARTICLE 4 – The Company’s Capital Stock is R$ 5,364,412,215.55 (five billion, three hundred and sixty-four million, four hundred and twelve thousand, two hundred and fifteen Reais and fifty-five centavos), entirely paid in and divided into 254,518,196 (two hundred and fifty-four million, five hundred and eighteen thousand, one hundred and ninety-six) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) common shares and 138,229,299 (one hundred and thirty-eight million, two hundred and twenty-nine thousand, two hundred and ninety-nine) class A preferred shares and 16,609,046 (sixteen million, six hundred and nine thousand, forty-six) class B preferred shares.”

6.2 The Consolidation of the Company’s By-Laws reflecting the amendments approved at the Extraordinary General Meeting held on July 6, 2009, as well as the capital increase referred above, so Company´s By-Laws will be in effect considering the Annex in the presented Extraordinary Shareholders’ Meeting.

7. DOCUMENTS FILED: (a) Call Notice; e (b) Executive Officers’ Proposal.

8. CLOSURE: There being nothing else to discuss, the meeting was adjourned, these minutes were drawn up in the summary format, which, after being read, approved and found in compliance was signed by all attending shareholders. São Paulo, September 21, 2009. Signature: Abilio dos Santos Diniz – Chairman; André Haddad Rizk – Secretary.

Attending shareholders: Wilkes Participações S.A. itself and in the position of user holder of voting rights of Sudaco Participações Ltda. and Casino Guichard Perrachon, Abilio dos Santos Diniz e Ana Maria Falleiros dos Santos Diniz D’Ávila (represented by Marise Rieger Salzano and Juan Javier Bordaberry Herran).

This is a free English translation of the original instrument drawn up in the Company’s records.

André Haddad Rizk
Secretary of the Board

Attorney’s visa:

Rebecca Molina Ferreto
OAB/SP n. 282.382

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 21, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.